AMENDED AND RESTATED OPERATING AGREEMENT OF FAN CRUISE LLC

A Pennsylvania Limited Liability Company

Effective Date: August 14, 2026

This Amended and Restated Operating Agreement (the "Agreement") of **Fan Cruise LLC**, a Pennsylvania limited liability company (the "Company"), is adopted and effective as of **August 14, 2026**, by **Jeffrey Nahom**, as the sole Member of the Company.

This Agreement supersedes and replaces in its entirety the Operating Agreement of Fan Cruise LLC dated November 12, 2025, as amended.

1. FORMATION AND PURPOSE

1.1 Formation

The Company was formed as a Pennsylvania limited liability company on November 29, 2024, pursuant to the Pennsylvania Limited Liability Company Act.

The Company shall continue its existence in accordance with the laws of the Commonwealth of Pennsylvania.

1.2 Name

The name of the Company is:

Fan Cruise LLC

1.3 Principal Place of Business

The principal place of business of the Company shall be at such location as may be determined from time to time by the Member.

1.4 Purpose

The Company may engage in any lawful business or activity permitted for a limited liability company under the laws of the Commonwealth of Pennsylvania.

Without limiting the foregoing, the Company may engage in travel, tourism, cruises, entertainment, hospitality, events, retail, apparel, licensing, marketing, partnerships, promotions, and other related business ventures.

The Company may also establish, acquire, operate, license, or invest in additional brands, divisions, subsidiaries, ventures, or business activities as determined by the Member.

2. MEMBER AND OWNERSHIP

2.1 Sole Member

Effective August 14, 2026, **Jeffrey Nahom is the sole Member of Fan Cruise LLC and holds 100% of the currently outstanding Membership Interests of the Company.**

2.2 Membership Records

The Company shall maintain such books, records, membership ledgers, capitalization records, and other records as may be required by applicable law or determined appropriate by the Company.

2.3 Additional Members

No person shall become a Member of the Company except upon approval of the existing Member and satisfaction of such conditions as may be established by the Company or required by applicable law.

3. MANAGEMENT

3.1 Member Managed Company

The Company shall be managed by its sole Member, **Jeffrey Nahom**.

The Member shall possess full and exclusive authority to manage, direct, and control the business, property, operations, and affairs of the Company.

3.2 Authority of Member

The Member shall have authority to take any action on behalf of the Company that the Member determines to be necessary, appropriate, advisable, or in the best interests of the Company.

Such authority includes, without limitation, authority to:

a. Enter into, execute, modify, and terminate contracts and agreements;

b. Acquire, sell, lease, license, or otherwise dispose of Company property or assets;

c. Hire, appoint, compensate, and terminate employees, officers, consultants, contractors, managers, representatives, and agents;

d. Establish, acquire, operate, reorganize, or discontinue Company divisions, brands, subsidiaries, and business ventures;

e. Borrow money and enter into financing arrangements;

f. Raise capital and accept investments;

g. Issue securities and other investment interests as permitted by applicable law;

h. Commence, defend, settle, or otherwise resolve legal proceedings;

i. Engage attorneys, accountants, financial advisors, investment professionals, and other professional advisors;

j. Make distributions when appropriate and permitted by law; and

k. Take any other lawful action relating to the Company's business and affairs.

3.3 No Additional Approval Required

Unless otherwise required by applicable law or by a binding agreement entered into by the Company, the Member may act on behalf of the Company without the consent, approval, vote, or signature of any other person.

4. OFFICERS AND MANAGEMENT PERSONNEL

4.1 Appointment of Officers

The Member may appoint officers of the Company from time to time, including, without limitation, a Chief Executive Officer, President, Senior Vice President, Vice President, Treasurer, Secretary, or such other positions as the Member determines appropriate.

4.2 Authority of Officers

Each officer shall have such authority, responsibilities, and duties as may be assigned by the Member.

The Member may modify or revoke the authority of any officer at any time.

4.3 No Ownership by Virtue of Office

Appointment as an officer, employee, manager, consultant, representative, or agent of the Company shall **not, by itself, confer any Membership Interest, ownership interest, voting right, or other equity interest in the Company.**

Any ownership or investment interest must be separately authorized and documented by the Company.

5. CAPITALIZATION AND FINANCING

5.1 Capital Contributions

The Member may make capital contributions to the Company at such times and in such amounts as the Member determines appropriate.

No additional capital contribution shall be required except as agreed to by the Member.

5.2 Authority to Raise Capital

The Company may raise capital through such lawful financing arrangements as the Member determines appropriate.

Subject to applicable law, the Company may issue or enter into:

a. Membership Interests or other equity interests;

b. Simple Agreements for Future Equity ("SAFEs");

c. Convertible securities;

d. Promissory notes or other debt instruments;

e. Revenue participation or revenue sharing interests;

f. Preferred or other classes of securities or investment interests; and

g. Other lawful financing or investment arrangements.

The terms and conditions of any such issuance or financing shall be established in the applicable investment, subscription, financing, or other governing documents approved by the Company.

5.3 Effect of Future Issuances

The issuance of additional Membership Interests, equity interests, securities, or other investment interests may result in dilution or other changes to the Member's economic or ownership interest in the Company.

No Member shall have any automatic anti dilution, preemptive, or similar right except as expressly provided in a separate written agreement approved by the Company.

5.4 Admission of Future Members

The issuance or acquisition of a security or investment interest shall not, by itself, cause the holder to become a Member of the Company unless and until such person is admitted as a Member in accordance with this Agreement, the applicable investment documents, and applicable law.

6. BANKING AND FINANCIAL AUTHORITY

6.1 Company Accounts

Company funds shall be maintained in accounts held in the name of Fan Cruise LLC or such subsidiaries or affiliated entities as may be appropriate.

Company funds shall not be considered the personal funds of the Member.

6.2 Banking Authority

Jeffrey Nahom shall have full authority to open, close, maintain, modify, access, and control all bank, financial, merchant, payment processing, and other financial accounts of Fan Cruise LLC.

Such authority includes the ability to:

a. Deposit and withdraw funds;

b. Sign and endorse checks and negotiable instruments;

c. Initiate and approve wire transfers and ACH transactions;

d. Establish and control online and mobile banking;

e. Obtain and control debit cards and other banking instruments;

f. Add or remove authorized signers and account users;

g. Establish or modify account permissions and security credentials;

h. Execute banking resolutions, signature cards, account agreements, beneficial ownership certifications, and other banking documents; and

i. Take any other action reasonably necessary to manage the Company's banking and financial affairs.

6.3 Additional Authorized Signers

The Member may designate additional authorized signers or banking representatives and may modify or revoke such authority at any time.

7. BOOKS, RECORDS, AND ACCOUNTING

7.1 Company Records

The Company shall maintain books and records appropriate for the operation of its business and as required by applicable law.

7.2 Fiscal Year

The fiscal year of the Company shall be the calendar year unless otherwise determined by the Member.

7.3 Tax and Accounting Matters

The Member shall have authority to make tax elections, select accounting methods, engage accountants and tax professionals, and take such other actions as may be appropriate regarding the Company's tax and accounting affairs.

8. PROFITS, LOSSES, AND DISTRIBUTIONS

Profits and losses of the Company shall be allocated in accordance with applicable law and the Company's applicable tax and accounting treatment.

Distributions may be made at such times and in such amounts as determined by the Member, subject to the Company's obligations, applicable law, and the rights established under any valid investment or financing agreements entered into by the Company.

9. TRANSFERS OF MEMBERSHIP INTERESTS

The Member may transfer all or any portion of the Member's Membership Interest subject to applicable law, this Agreement, and any binding contractual restrictions applicable to such Membership Interest.

Any transferee shall not become a Member solely by virtue of receiving an economic or other interest unless admitted as a Member in accordance with this Agreement and applicable law.

10. LIMITED LIABILITY

Except as otherwise required by applicable law or expressly agreed in writing, the debts, obligations, and liabilities of the Company shall be solely the debts, obligations, and liabilities of the Company.

No Member, officer, employee, manager, or agent shall be personally liable for Company obligations solely by reason of acting in such capacity.

Nothing contained in this Agreement shall eliminate liability arising from a separate personal guarantee or other individual contractual obligation.

11. INDEMNIFICATION

To the fullest extent permitted by applicable law, the Company may indemnify and hold harmless its Member, officers, employees, managers, representatives, and agents from claims, liabilities, losses, expenses, and costs incurred by reason of actions taken in good faith on behalf of the Company and within the scope of their authorized duties.

The Company may obtain insurance covering such persons and risks as the Member determines appropriate.

12. DISSOLUTION

The Company may be dissolved upon:

a. The written determination of the Member;

b. The occurrence of an event requiring dissolution under applicable Pennsylvania law; or

c. Entry of a judicial decree requiring dissolution.

Upon dissolution, the Company's affairs shall be wound up in accordance with applicable law.

Company assets shall first be applied to the payment or provision for Company liabilities and obligations. Any remaining assets shall thereafter be distributed in accordance with applicable law and the respective rights of the persons entitled thereto.

13. AMENDMENTS

This Agreement may be amended, modified, restated, or replaced by written action of the Member, subject to applicable law and any binding contractual rights that may require additional consent.

14. GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

15. SEVERABILITY

If any provision of this Agreement is determined to be invalid or unenforceable, the remaining provisions shall continue in full force and effect to the fullest extent permitted by law.

16. ENTIRE AGREEMENT AND PRIOR OPERATING AGREEMENT

This Agreement constitutes the current Operating Agreement of Fan Cruise LLC and **supersedes and replaces in its entirety the Operating Agreement of Fan Cruise LLC dated November 12, 2025, as amended.**

The First Amendment to Operating Agreement effective August 14, 2026 documents the ownership and management transition preceding the adoption of this Amended and Restated Operating Agreement.

Nothing contained herein is intended to invalidate any separate binding contract, financing agreement, investment agreement, security, or other obligation properly entered into by Fan Cruise LLC.

17. COUNTERPARTS AND ELECTRONIC SIGNATURES

This Agreement may be executed electronically and in counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

ADOPTION AND SIGNATURE

The undersigned hereby adopts this Amended and Restated Operating Agreement of Fan Cruise LLC effective **August 14, 2026**.

FAN CRUISE LLC

By: ________ *Jeff Nahom*

Jeffrey Nahom
Sole Member

Date: **August 14, 2026**

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Title: Fan Cruise LLC Amended and Restated Operating Agreement

Document ID: 78aa5bf7-6c07-4859-9f13-6be7b2de88f3

Time Zone: (GMT+00:00) Coordinated Universal Time

Files

Fan Cruise LLC Amended and Restated Operating Agre.pdf - 8 pages	Aug 14, 2026 20:43:29 UTC

Activity

Fan Cruise IP: 2601:40:c87e:6ed0:5445:2176:eda0:9ce0	created the document (info@fancruise.com)	Aug 14, 2026 20:43:45 UTC
Fan Cruise IP: 2601:40:c87e:6ed0:5445:2176:eda0:9ce0	sent the document to jeff@fancruise.com	Aug 14, 2026 20:44:03 UTC
Jeff Nahom IP: 2603:301d:94f:8700:a9bf:35a:e051:8576	first viewed document (jeff@fancruise.com)	Aug 14, 2026 20:46:51 UTC
Jeff Nahom IP: 2603:301d:94f:8700:a9bf:35a:e051:8576	signed the document (jeff@fancruise.com)	Aug 14, 2026 20:47:08 UTC